SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

LISA A. MORGAN

DIRECT LINE: 202.383.0523

E-mail: lisa.morgan@sutherland.com

May 19, 2015

VIA EDGAR

Ed Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Preliminary Proxy Statement on Schedule 14A filed April 27, 2015

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 8, 2015 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 27, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses.

General

1.	Comment: Please explain why the Company has elected to exclude a proposal regarding the ratification of the Company’s auditors.

Response: The Company respectfully refers the Staff to a no-action letter issued to Main Street Capital Corporation on June 20, 2011 regarding the ability of a business development company (“BDC”) to exclude a proposal regarding the ratification of

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Ed Bartz, Esq. May 19, 2015 Page 2

auditors from its proxy statement for its annual meeting of shareholders.1 In the no-action letter it was determined that the Staff would not recommend enforcement action to the company if the company did not submit the selection of its independent public accounting firm to shareholders for ratification or rejection at the company’s annual meeting of shareholders provided that the company fully complied with Rule 32a-4 under the Investment Company Act of 1940 (the “1940 Act”) as if it were a registered management investment company.

The Company hereby confirms that it satisfies the requirements set forth in Rule 32a-4 which include:

•	The Company’s board of directors has established a committee, composed solely of directors who are not interested persons of the Company, that has responsibility for overseeing the Company’s accounting and auditing processes (the “Audit Committee”);
•	The Company’s board of directors has adopted a charter for the Audit Committee setting forth the Audit Committee’s structure, duties, powers, and methods of operation; and
•	The Company maintains and preserves permanently in an easily accessible place a copy of the Audit Committee’s charter and any modification to the charter.

Notice

2.	Comment: In the final bullet point regarding the proposal describing the approval of the third amended and restated investment advisory agreement, please disclose here, and elsewhere throughout the proxy statement where similar disclosure is included, that the third amended and restated investment advisory agreement, if approved, would significantly increase the fee paid to the Company’s investment adviser.

Response: The Company has revised the disclosure accordingly.

3.	Comment: In the same bullet point regarding the proposal describing the approval of the third amended and restated investment advisory agreement, please include language here, and throughout the proxy statement as appropriate, that the third amended and restated investment advisory agreement, if approved, would lower the hurdle rate. Please also explain that this will enable the Company’s investment adviser to reach the point where it is entitled to receive an income incentive fee sooner than under the terms of the current investment advisory agreement.

1 The no-action letter is available at http://www.sec.gov/divisions/investment/noaction/2011/mainstreet062011.htm.

Ed Bartz, Esq. May 19, 2015 Page 3

Response: The Company is not proposing to lower the hurdle rate. The proposal is to change the calculation of the hurdle to conform to what we believe to be the standard methodology for listed BDCs. As a result of the change in the way the hurdle rate is calculated, based on the Company’s performance in the past year, the application of the new methodology would have resulted in higher incentive fees (before waivers), but no change after waivers. We have revised the disclosure accordingly.

Proposal 2

4.	Comment: On page 22 under the heading “Classified Board of Directors,” please provide a discussion regarding the negative effect of moving to a staggered board. The Staff notes that, pursuant to Guide 3 of Form N-2, the disclosure should include a discussion regarding the effect of depriving shareholders of an opportunity to sell their shares of the Company’s common stock at a premium to the prevailing market price.

Response: The Company has revised the disclosure to address the concern discussed in Guide 3 of Form N-2.

5.	Comment: On page 23 under the heading “Vote required,” please provide a more plain English explanation of the required vote and supplementally explain to the Staff why the voting standard does not follow the voting standard under the Investment Company Act of 1940 (the “1940 Act”). For example, the Staff finds the current language (“The affirmative vote by the holders of Shares entitled to cast a majority of all the votes entitled to be cast”) confusing. Please review the voting standards in each proposal and modify accordingly.

Response: The Company has revised the explanation of the vote required under each proposal. The Company expanded the description of the Advisory Agreement Amendment Proposal (Proposal 9) to clearly refer to the definition of the “majority of the outstanding voting securities” as defined under Section 2(a)(42) of the 1940 Act and required by Section 15(a) of the 1940 Act. The vote required to approve the remaining proposals is governed by the Company’s Second Articles of Amendment and Restatement.

Proposal 3

6.	Comment: On page 24, please define the term “NASAA” and include a description of the significance/necessity of the NASAA Guidelines.

Response: The Company has revised the disclosure accordingly.

Ed Bartz, Esq. May 19, 2015 Page 4

Proposal 4

7.	Comment: On page 26, in reviewing the “Removal of Directors” discussion the Staff requests that the Company supplementally explain to the Staff if a director would be removed if it were determined that he/she violated Section 9(a) of the 1940 Act.

Response: Section 4.8 of the Company’s Proposed Third Articles of Amendment and Restatement governs the procedures to be followed with respect to the removal of directors. Revisions to Section 4.8 proposed to be made under Proposal 4 would permit removal of a director for “cause.” The term “cause” is defined to include “conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.” The Company believes that the addition of the definition of “cause” would permit removal of a director who is found to be in violation of Section 9(a) of the 1940 Act.

Proposal 9

8.	Comment: On page 37, please include a graphic representation of the hurdle rate.

Response: The Company has reviewed the utility of including a graphic representation of the hurdle rate and respectfully declines to make the requested revision because the Company has determined that the inclusion of such graphic representation would not be helpful to shareholders. Rather, the Company believes that the information included in table on page 39, under the heading “Effect of Hurdle Amendment on Advisory Fees,” is useful to a shareholder and provides a concrete example of the effect of the hurdle amendment on the calculation of the income incentive fee.

9.	Comment: On page 38, under the heading “Indemnification,” the Staff directs the Company to the following disclosure: “(iii) the liability or loss suffered was not the result of negligence or misconduct by BDCA Adviser or an affiliate thereof acting as the Company’s agent.” Please explain how this disclosure is consistent with the fact that a Company’s investment adviser cannot be indemnified for any conduct set out in Section 17(i) of the 1940 Act.

Response: Section 17(i) of the 1940 Act provides that an investment adviser cannot be indemnified for any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.” Section 8 of the Company’s current investment advisory agreement with its investment adviser provides that the investment adviser may be indemnified if, among other things, “the liability or loss suffered was not the result of negligence or misconduct.” The standard set forth in Section 8 of the

Ed Bartz, Esq. May 19, 2015 Page 5

investment advisory agreement is the standard required by the NASAA Guidelines. This standard only permits indemnification in a narrower set of circumstances than permitted under the 1940 Act – negligence as opposed to gross negligence. The Company acknowledges that any indemnification provided to the investment adviser is subject to the limitations set forth in Section 17(i) of the 1940 Act. For the avoidance of doubt, the Company has proposed that the following sentence be included at the end of Section 8 of the investment advisory agreement:

Notwithstanding the preceding sentence of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement.

10.	Comment: On page 39, please clarify what is included in the defined term “Adjusted Capital.” Specifically, the Staff notes that term is defined to include “cumulative gross proceeds” but the Staff requests additional clarity regarding the definition of the term “cumulative gross proceeds.”

Response: The Company has revised the disclosure accordingly.

11.	Comment: On page 39, please provide a plain English explanation of the impact of switching to “net assets “from “Adjusted Capital” with respect to the calculation of the incentive fee.

Response: The Company has revised the disclosure accordingly.

12.	Comment: On page 39, the Staff references the chart and requests that the Company also include a column entitled “difference” as required by Item 22(c)(9)(iii) of Schedule 14A, which provides that, “If a change in the investment advisory fee is sought state the difference between the aggregate amounts stated in response to paragraphs (i) and (ii) of this Item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this Item (c)(9).”

Response: The Company has revised the disclosure accordingly.

13.	Comment: Please include a pro forma fee table as required in Item 22(a)(3)(iv) of Schedule 14A

Ed Bartz, Esq. May 19, 2015 Page 6

Response: The Company has added a pro forma fee table.

14.	Comment: On page 40 under the heading “Addition of Special Purpose Vehicle Provisions,” please supplementally provide answers to the following questions:

a.	Why would be Company create and utilize a special purpose vehicle (“SPV”).

Response: The Company may elect to create and utilize an SPV for a variety of reasons when deemed to be in the best interest of shareholders, such as to facilitate the implementation of credit facilities.

2 See page 39 of the Company’s recently filed post-effective amendment on Form N-2, available at http://www.sec.gov/Archives/edgar/data/1490927/000114420415027386/v407018_pos8c.htm#tFAE.

Ed Bartz, Esq. May 19, 2015 Page 7

b.	If the Company elects to create and utilize an SPV, would the Company expect that the financial information of the SPV would be consolidated with that of the Company?

Response: If the Company were to create an SPV, it would conduct an analysis under Section 6.03 of Regulation S-X, paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide – Investment Companies (the “AICPA Audit Guide”) and in light of the guidance put forth by the Staff of the U.S. Securities and Exchange Commission in order to determine if consolidation is appropriate. Section 6.03 of Regulation S-X provides that investment company subsidiaries may be consolidated with the accounts of another investment company, including a BDC. In addition, paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide – Investment Companies (the “AICPA Audit Guide”) provides generally that, an investment company may consolidate the accounts of entities (i) which are investment companies and (ii) which are operating companies if the operating company provides services to the investment company.

c.	If the Company elects to create and utilize an SPV, how would the Company expect to treat the assets of the SPV for purposes of ensuring Company compliance with the asset coverage ratio under the 1940 Act as well as the calculation of the Company’s management fee to be paid to the Company’s investment adviser under the investment advisory agreement?

Response: The Company notes that, in certain circumstances if would be appropriate for amounts outstanding under an SPV to be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies. With respect to whether the Adviser is entitled to receive income incentive fees under the Investment Advisory Agreement, the Company will base its determination on the language included in the Investment Advisory Agreement and on a case by case basis.

Misc.

15.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A filed on April 27, 2015, the Company hereby acknowledges that:

Ed Bartz, Esq. May 19, 2015 Page 8
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0523 or Steven Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan

Lisa A. Morgan